Exhibit 99.1

GEON FORMS JOINT VENTURE WITH ANDEAN PARTNER PETCO; LATIN AMERICAN PRESENCE REINFORCES GLOBAL STRATEGY

Cleveland, Ohio – September 21, 1999 – The Geon Company **(NYSE: GON)** announced today that it is establishing a Latin American presence with its purchase of a 50 percent interest in a newly formed polyvinyl chloride (PVC) compounding joint venture with Petroquimica Colombiana S.A. (Petco). Closing of the transaction is expected by late October.

The joint venture, which will be named Geon/Polimeros Andinos S.A., will operate compounding facilities in both Colombia and Venezuela, and it will market PVC compounds primarily in the Andean Pact nations – Bolivia, Colombia, Ecuador, Peru and Venezuela. Sales for the joint venture are anticipated to be approximately $25 million annually. Geon’s investment will include a transfer of its technology to broaden the joint venture’s product offering.

Petco, the largest suspension and specialty PVC resin producer in the Andean Pact region, will be the primary supplier of PVC resins to the compound joint venture. Petco is a long-standing licensee of Geon technology with which Geon has enjoyed a good relationship. Its compound business has a reputation for quality and has been consistently profitable.

“This partnership is one example of how Geon intends to expand and reach new customers globally,” said Thomas A. Waltermire, chairman, president and chief executive officer. “Our long and valued relationship with Petco will help insure the success of this joint venture for new customers in the region.”

Geon anticipates the joint venture will be accretive by $0.03 per share in 2000, after interest and goodwill. The joint venture is expected to generate positive cash flow after growth-related capital and working capital needs are addressed.

“By combining Petco’s regional leadership with Geon’s strengths, we are building a solid platform for new growth,” Waltermire said. “Strategically, we are extending the marketing and technical reach of Geon’s compounding base to serve our customers doing business in South America. In addition, we are positioning ourselves to participate in the growing use of vinyl and other polymers in emerging economies.”

Petco is the region’s only full-line compounder and has a significant share of the merchant bottle compound business. With Geon’s technical and market development support, the joint venture intends to offer its full range of products in the Andean sector of South America.

Petco is owned 50 percent by the Sanford Group, a highly respected $800 million Colombian sales conglomerate with at least 20 joint ventures in the petrochemical, chemical additives, plastics, paints, wire and cable, profile extrusion, services and media businesses. Sanford’s interests include a number of additive businesses, which will supply raw materials to the joint venture. The other 50 percent is owned by the Zapata Group, which has interests in plastic resins, plastic film, bottle caps, cans, industrial coatings, tin plate and tin-free steel.

The Geon Company is a leading North American-based polymer services and technology company with operations in vinyl compounds, specialty resins and plastisol formulations,

engineered films, and other value-added products and services. Headquartered in Avon Lake, Ohio, The Geon Company and its subsidiaries employ nearly 3,100 people and have 28 manufacturing plants in the United States, Canada, England and Australia, and joint ventures in the United States, Canada, England, Australia and Singapore. Information on the Company’s products and services, as well as news releases, EDGAR filings, Form 10-K, 10-Q, etc. is available on the Internet at http://www.geon.com.